

Mail Stop 6010

December 18, 2007

VIA U.S. MAIL and FACSIMILE

Mr. Joel S. Hatlen
Chief Financial Officer
6464 185th Ave NE, Suite 101
Redmond, Washington, 98052

> **RE:** **Data I/O Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April, 2, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **File No. 000-10394**

Dear Mr. Hatlen:

We have reviewed your response dated November 8, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statement of Cash Flows, page 29

1. We note your response to prior comment 2 in our letter dated September 11, 2007. In future filings, please provide additional disclosure of your accounting for sales of equipment that had previously been used internally, similar to your response.

Note 15. Share-Based Compensation, page 40

2. We reference your response to prior comment 7 in our letter dated September 11, 2007.   We see that beginning in the fourth quarter of 2005 you excluded periods of historical data in calculating volatility due to decreasing revenue related to the dot com and telecom industry collapse from 2000 to 2002. SAB 107 and SFAS 123(R) explain that certain instances where it may be appropriate to adjust historical volatility are those such as a discrete one-time event that it is specific to the reporting company, under management's control and not expected to recur during the expected term of the options being granted. Section D.1, question 2 of SAB 107 indicates that such exclusions would be rare. It does not appear that events affecting the broader market should be excluded from your analysis of historical volatility. Please further explain why you believe that your calculation of historical volatility is in compliance with SAB 107 and SFAS 123(R).

Form 10-Q for the quarterly period ended September 30, 2007

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

3. We note your statement that disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure. Please revise future filings to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective *at the reasonable assurance level*. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief